April 28, 2015

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-0303

Re: TIER REIT, Inc., Schedule TO-T filed April 15, 2015, by Coastal Realty Business Trust et al.
SEC File No. 005-86378

Dear Ms. Posil:

Thank you for comment letter, regarding our recent Schedule TO-T. I will respond to the questions you asked in the order in which you posed them.

1.
I believe we had resolved this comment 10 years ago, but I will respond again.  Financial statements of the purchasers would not add material disclosure to the available information.  As disclosed, the offer will be funded through the existing capital of the purchasers.   As stated in the offer materials, the purchasers have aggregate capital which is more than adequate to fund the offer. The specific facts and circumstances of this offer should be understood.  Absent a tender offer filed under Section 14(d)(1) of the Securities Exchange Act, the purchasers would have little or no access to the security holders and the holders would have little or no access to potential purchasers.  Because of the lack of liquidity of the securities, the uncertainty as to the underlying value of the securities and the issuer’s assets, and the extraordinary per share costs of using a tender offer as the means for purchasing the securities, the offer prices are substantially discounted from the estimates of liquidation value of the issuers.  It is therefore anticipated that only those securities holders who have an immediate need for liquidity will seek to sell their securities.   Based on the extensive past experience of both the purchasers and others who have tendered for illiquid securities in similar circumstances, the purchasers do not reasonably expect to receive more than 10% to 25% of the total number of securities sought and will likely receive substantially less than that.  Of course, the purchasers could have tendered for 100% and would not have expected any different response, but such a tender would have been unrealistic.  Accordingly, while the purchasers are prepared and able to fund the entire offer, as a practical matter, the actual funds necessary to complete the offer are reasonably expected to be substantially less than the cash reserves held by the purchasers.  This offer is for immediate cash payment and no securities of the bidder are to be used.  No evaluation of securities or credit risk is therefore relevant to this offer.  The bidder neither seeks control, nor would it, if successful in purchasing all securities sought, gain control of any issuer, so no evaluation of the bidders’ financial condition is relevant in that respect.  No market exists for the securities and no competing bidder is seeking to purchase the securities, so no real alternative opportunities are available to be evaluated over the period of the offer.  Given the circumstances and terms of this offer, to require inclusion of financial statements for this offer would involve unnecessary and unreasonable time, effort, and expense, without providing any more material information to prospective sellers than the information presented in the Offer.    Any additional document preparation, financial statement preparation, and subsequent mailing costs would add substantial additional cost to the offer without any material impact on disclosure.  Based on the foregoing, we believe the financial statements presented together with disclosure of the other sources of funds provide all financial information material to a security holder’s evaluation of the offer.  We chose the number of Shares because it was large enough that Shareholders might take comfort in the fact that the likelihood of proration is greatly diminished.  Again, our experience tells us that we are highly unlikely to receive even 25% of the Units sought.  Acquisition of 0.67% of the Shares (in addition to the 0.73% already owned by the Purchasers and their affiliates) would not trigger any change of control provisions to the best of our knowledge.  We not only disclose that we will finance the Offer with cash on hand, we also disclose the amount of cash on hand that we have to finance the Offer as well as the fact that we have sufficient cash on hand to finance all other outstanding offers.  We understand that under Instruction 2 to Item 10 of Schedule TO, we do not meet the “safe harbor” of sorts because we are not offering to purchase all outstanding securities, but the reasoning behind that “exemption” applies equally to our offer.

2.
This language is there based upon previous staff comments.  We have tried to argue in the past that there was no realistic way that we would get to a “controlling voting interest” but the staff previously believed that this was a risk we should disclose.  We do say “pursuant to this and any other tender offers and other purchases.”  If the staff now believes we should not have this disclosure, we are happy to remove it in future offers.

3.
The offer was “disseminated” on by publishing a summary advertisement and offering to mail materials to any shareholder for free.  We also mailed a copy of the materials to all shareholders on our shareholder list, which we obtained from the company.

Please let me know if you have any questions or further comments.

Very Truly Yours,

Chip Patterson

Managing Director and General Counsel